UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
(Amendment No. 6)1
Lululemon Athletica, Inc.

(Name of issuer)
Common Stock, par value $0.01

(Title of class of securities)
550021109

(CUSIP number)
Jarlyth H. Gibson, Assistant Compliance Officer 617-951-9493
C/o Advent International Corporation, 75 State Street, 29th Floor
Boston, MA 02109

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)
June 15, 2009

(Date of event which requires filing of this statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box :.☐
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 21 pages)

CUSIP No.	550021109	Schedule 13D	Page	2	of	21

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		694,840

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		694,840

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

694,840

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.99%

14	TYPE OF REPORTING PERSON*

CO, IA

CUSIP No.	550021109	Schedule 13D	Page	3	of	21

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Massachusetts

	7	SOLE VOTING POWER

NUMBER OF		97,451

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		97,451

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

97,451

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.14%

14	TYPE OF REPORTING PERSON*

PN

CUSIP No.	550021109	Schedule 13D	Page	4	of	21

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) GPE V GP Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%

14	TYPE OF REPORTING PERSON*

PN

CUSIP No.	550021109	Schedule 13D	Page	5	of	21

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		597,389

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		597,389

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

597,389

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.85%

14	TYPE OF REPORTING PERSON*

PN

CUSIP No.	550021109	Schedule 13D	Page	6	of	21

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) GPE V Dollar ALP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		25,021

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		25,021

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,021

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.04%

14	TYPE OF REPORTING PERSON*

PN

CUSIP No.	550021109	Schedule 13D	Page	7	of	21

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) GPE V Euro ALP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		25,563

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		25,563

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,563

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.04%

14	TYPE OF REPORTING PERSON*

PN

CUSIP No.	550021109	Schedule 13D	Page	8	of	21

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International GPE V Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.00%

14	TYPE OF REPORTING PERSON*

PN

CUSIP No.	550021109	Schedule 13D	Page	9	of	21

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International GPE V-A Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

—

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.00%

14	TYPE OF REPORTING PERSON*

PN

CUSIP No.	550021109	Schedule 13D	Page	10	of	21

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International GPE V-B Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.00%

14	TYPE OF REPORTING PERSON*

PN

CUSIP No.	550021109	Schedule 13D	Page	11	of	21

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International GPE V-G Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.00%

14	TYPE OF REPORTING PERSON*

PN

CUSIP No.	550021109	Schedule 13D	Page	12	of	21

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International GPE V-I Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.00%

14	TYPE OF REPORTING PERSON*

PN

CUSIP No.	550021109	Schedule 13D	Page	13	of	21

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent Partners GPE V Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		19,698

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		19,698

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,698

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.03%

14	TYPE OF REPORTING PERSON*

PN

CUSIP No.	550021109	Schedule 13D	Page	14	of	21

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent Partners GPE V-A Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		7,324

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,324

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,324

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.01%

14	TYPE OF REPORTING PERSON*

PN

CUSIP No.	550021109	Schedule 13D	Page	15	of	21

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent Partners GPE V-B Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		12,521

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,521

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,521

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.02%

14	TYPE OF REPORTING PERSON*

PN

CUSIP No.	550021109	Schedule 13D	Page	16	of	21

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent Partners III Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		7,324

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,324

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,324

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.01%

14	TYPE OF REPORTING PERSON*

PN

CUSIP No. 550021109	Schedule 13D	Page 17 of 21
Item 1. Security and Issuer
     This statement on Amendment No. 6 to Schedule 13D (“Amendment No. 6”) relates to the Reporting Persons’ beneficial ownership interest in the Common Stock, par value $0.10 per share, of Lululemon Athletica, Inc., a Delaware corporation (the “Corporation”). The address of the principal executive office of the Corporation is 2285 Clark Drive, Vancouver, British Columbia, Canada, V5N 3G9. This Amendment No.6 amends the initial statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on August 6, 2007 as amended by Amendment No. 1 thereto filed with the Commission on February 7, 2008, Amendment No. 2 thereto filed with the Commission on February 22, 2008, Amendment No. 3 thereto filed with the Commission on June 18, 2008, Amendment No. 4 thereto filed with the Commission on June 26, 2008, and Amendment No. 5 thereto filed with the Commission on February 10, 2009 (as so amended, the “Schedule 13D”). This Amendment No. 6 is being filed by the Reporting Persons to amend Items 3 and 5. Terms defined in the Schedule 13D are used herein as so defined.
Item 3. Source and Amount of Funds or Other Consideration.
     On December 5, 2005, the Reporting Persons acquired beneficial ownership 85,796 shares of Series A Preferred Stock for an aggregate price of $74,164,775. The source of the funds used to purchase the Preferred Stock was derived from the working capital of the Reporting Persons (other than AIC, AI LLC and GPE V GP, which did not pay for the shares but rather acquired beneficial ownership of the shares of Preferred Stock indirectly, through controlled entities).
     On July 26, 2007, the effective date of the Issuer’s initial public offering of Common Stock (the “IPO”), the Series A Preferred Stock was exchanged for shares of common stock through a corporate reorganization, pursuant to an Agreement and Plan of Reorganization dated April 26, 2007, among the Issuer, the Advent Funds, other stockholders of the Issuer and certain other parties (the “Reorganization Agreement”).
     In conjunction with the Corporation’s Initial Public Offering, the Advent Funds sold 9,391,053 shares of Common Stock, resulting in a decline in beneficial ownership by the Reporting Persons by that amount.
     On January 29, 2008 the Advent Funds completed an In-Kind Distribution of a total of 5,000,000 shares of the Common Stock of the Issuer to the Limited Partners of the Advent Funds and to the General Partners and to certain of the Limited Partners of the General Partner of the Advent Funds on a pro-rata basis for no consideration. The number of shares indicated as being beneficially owned by the Reporting Persons in this Schedule 13D gives effect to the distribution of such shares.
     On February 15, 2008 the Advent Funds completed an In-Kind Distribution of a total of 5,000,000 shares of the Common Stock of the Issuer to the Limited Partners of the Advent Funds and to the General Partners and to certain of the Limited Partners of the General Partner of the Advent Funds on a pro-rata basis for no consideration. The number of shares indicated as being beneficially owned by the Reporting Persons in this Schedule 13D gives effect to the distribution of such shares.
     In June 2008 the Advent Funds disposed of shares as reported on Amendment No. 3, Amendment No. 4 and Amendment No. 5.

CUSIP No. 550021109	Schedule 13D	Page 18 of 21
     On June 15, 2009 the Advent Funds completed an In-Kind Distribution of a total of 4,371,923 shares of the Common Stock of the Issuer to the Limited Partners of the Advent Funds and to the General Partners and to certain of the Limited Partners of the General Partner of the Advent Funds on a pro-rata basis for no consideration. The number of shares indicated as being beneficially owned by the Reporting Persons in this Schedule 13D gives effect to the distribution of such shares.
Item 5. Interest in Securities of the Issuer.
     (a) The following table sets forth the aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person named in Item 2 of the Schedule 13D (based upon 70,212,281 shares of Common Stock outstanding as of June 11, 2009). The table has been amended to reflect transactions made on behalf of each Reporting Person since Amendment No. 5 was filed. The aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person is calculated in accordance with Rule 13d-3.
(The Remainder of this Page Left Intentionally Blank)

CUSIP No. 550021109	Schedule 13D	Page 19 of 21

			Number of	Number of
			Shares	Shares
	Number of	Percentage	Acquired	Disposed
	Shares	of Common	during	of during
	Beneficially	Stock	Past 60	Past 60
Reporting Person	Owned	Outstanding	Days	Days

Advent International Corporation (1)(2)(3)	694,840	0.99%	0	3,723,950
Advent International LLC (1) (2)	97,451	0.14%	0	4,371,923
GPE V GP Limited Partnership (2) (3)	0	0.00%	0	4,371,923
Advent International Limited Partnership (1)(2)	597,389	0.85%	597,389	0
GPE V Dollar ALP (2)	25,021	0.04%	25,021	0
GPE V Euro ALP (2)	25,563	0.04%	25,563	0
Advent International GPE V Limited Partnership (3)	0	0.00%	0	588,734
Advent International GPE V-A Limited Partnership (3)	0	0.00%	0	1,462,203
Advent International GPE V-B Limited Partnership(3)	0	0.00%	0	1,235,488
Advent International GPE V-G Limited Partnership(3)	0	0.00%	0	943,853
Advent International GPE V-I Limited Partnership (3)	0	0.00%	0	141,645
Advent Partners GPE V Limited Partnership (2)	19,698	0.03%	0	0
Advent Partners GPE V-A Limited Partnership (2)	7,324	0.01%	0	0
Advent Partners GPE V-B Limited Partnership (2)	12,521	0.02%	0	0
Advent Partners III Limited Partnership (2)	7,324	0.01%	0	0

Total Group	4,418,790	6.48%	647,973	3,723,950

CUSIP No. 550021109	Schedule 13D	Page 20 of 21

(1)     Advent International Corporation (“AIC”) is the General Partner of Advent International Limited Partnership (“AILP”) and the Manager of Advent International LLC (“AI LLC”) which in turn is the General Partner of the indicated Reporting Persons. As such, AIC has the sole power to vote and dispose of the securities owned by the indicated Reporting Persons. The beneficial ownership of AIC, and AI LLC derive from such power.
(2)     Advent International Corporation (“AIC”) is the General Partner of Advent International Limited Partnership (“AILP”) and the Manager of Advent International LLC (“AI LLC”) which in turn is the General Partner of the indicated Reporting Persons. As such, AIC has the sole power to vote and dispose of the securities of Advent Partners GPE V Limited Partnership, Advent Partners GPE V-A Limited Partnership, Advent Partners GPE V-B Limited Partnership, Advent Partners III Limited Partnership, GPE V Dollar ALP, GPE V Euro ALP and GPE V GP Limited Partnership (“GPE V GP”). The beneficial ownership of AIC, AI LLC and GPE V GP derive from such power.
(3)     Advent International Corporation (“AIC”) is the General Partner of Advent International Limited Partnership (“AILP”) and the Manager of Advent International LLC (“AI LLC”) which in turn is the General Partner of GPE V GP Limited Partnership (“GPE V GP”) which in turn is the General Partner of the indicated Reporting Persons. As such, AIC has the sole power to vote and dispose of the securities of Advent International GPE V Limited Partnership, Advent International GPE V-A Limited Partnership, Advent International GPE V-B Limited Partnership, Advent International GPE V-G Limited Partnership and Advent International GPE V-I Limited Partnership. The beneficial ownership of AIC, AI LLC and GPE V GP derive from such power.
     (b) Each of the Reporting Persons listed in the table set forth above has sole voting and dispositive power over the Common Stock beneficially owned by it as indicated above.
     (c) Other than the distribution of the Securities described in Item 3 above the number of shares of Common Stock as set forth in the table included in Item 3 above under the columns captioned “Shares Disposed of During Past 60 Days” and “Shares Acquired During Past 60 Days” none of the Reporting Persons and the persons set forth on Schedule A and in Item 2(d) hereto has effected any transactions in the Common Stock during the last 60 days. The shares indicated as being disposed of in the table included in Item 3 above were distributed by the Advent Funds to the Limited Partners and to certain of the Limited Partners of the General Partners in the In-Kind Distribution, resulting in a decline in the indirect beneficial ownership of shares of Common Stock by certain Reporting Persons and the increase in the direct and indirect beneficial ownership of shares of Commons Stock by certain Reporting Persons.
     (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of the Securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.
     (e) Not applicable.

CUSIP No. 550021109	Schedule 13D	Page 21 of 21
SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
June 18, 2009
Advent International GPE V Limited Partnership
Advent International GPE V-A Limited Partnership
Advent International GPE V-B Limited Partnership
Advent International GPE V-G Limited Partnership
Advent International GPE V-I Limited Partnership

By:	GPE V GP Limited Partnership, General Partner
By:	Advent International LLC, General Partner
By:	Advent International Corporation, Manager
By:	Jarlyth H. Gibson, Assistant Compliance Officer*
GPE V GP Limited Partnership
GPE V Dollar ALP
GPE V Euro ALP
Advent Partners GPE V Limited Partnership
Advent Partners GPE V-A Limited Partnership
Advent Partners GPE V-B Limited Partnership
Advent Partners III Limited Partnership

By:	Advent International LLC, General Partner
By:	Advent International Corporation, Manager
By:	Jarlyth H. Gibson, Assistant Compliance Officer*
Advent International Limited Partnership
By: Advent International Corporation, General Partner
Advent International LLC
By: Advent International Corporation, Manager
Advent International Corporation
By: Jarlyth H. Gibson, Assistant Compliance Officer*

*	For all of the above:
/s/ Jarlyth H. Gibson

Jarlyth H. Gibson, Assistant Compliance Officer